Paul W. Hoelscher

Vice President and Corporate Controller

(708) 450-3128

February 24, 2006

Mr. Michael Moran

Branch Chief

Division of Corporate Finance

Mail Stop 2561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Alberto-Culver Company
Form 10-K for the year ended September 30, 2005
File No. 1-5050

Dear Mr. Moran:

This letter responds to the Securities and Exchange Commission staff’s comment letter dated February 23, 2006 regarding Alberto-Culver Company’s (the “company”) Form 10-K for the year ended September 30, 2005.

In future filings, the company agrees to enhance its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to more fully describe how non-GAAP financial measures are used by management and in what way they provide meaningful information to investors. The company’s future disclosures will include the following requirements listed in Question (8) of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Mr. Michael Moran

February 24, 2006

In future filings, the Company will continue to provide a disclosure in the “Overview” section of MD&A regarding (i) the specific items that are excluded from the GAAP financial measures including a description of the nature of the items and (ii) why management believes that those items do not relate to the normal ongoing operations of the company. The following disclosure was included in the Form 10-K for the year ended September 30, 2005 and illustrates how the company intends to make this disclosure in the future:

“The company’s financial results in fiscal years 2005 and 2004 were impacted by non-cash charges related to the company’s conversion to one class of common stock, which is considered a non-core item. The company had three additional non-core items affecting its financial results in fiscal year 2004: a gain from the sale of its Indola European professional hair care business; a tax benefit from the liquidation of certain Indola foreign legal entities and a charge related to the early redemption of its $200 million of 8.25% senior notes. The non-cash charges and the charge related to the redemption of senior notes relate to changes in the capital structure of the company rather than the normal ongoing operations of the company’s core businesses. The gain on the sale of Indola and the subsequent tax benefit from the liquidation of certain Indola foreign legal entities represent the effects of a specific divestiture transaction rather than the normal ongoing operations of the company’s businesses.”

In addition to continuing to make the above disclosure, in future filings the company will enhance the disclosure in the “Overview” section of MD&A regarding the use of non-GAAP financial measures in a manner similar to the following (the exact disclosure will depend on the specific non-GAAP financial measures being disclosed):

“To supplement the company’s financial results presented in accordance with U.S. generally accepted accounting principles (GAAP), “net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are disclosed in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). The non-GAAP financial measures are not intended to be, and should not be, considered separately from or as alternatives to the most directly comparable GAAP financial measures of “net earnings,” “basic net earnings per share” and “diluted net earnings per share.” These specific non-GAAP financial measures, including the per share measures, are presented in MD&A with the intent of providing greater transparency to supplemental financial information used by management and the company’s board of directors in their financial and operational decision-making. These non-GAAP financial measures are among the primary indicators that management and the board of directors use as a basis for budgeting,

Mr. Michael Moran

February 24, 2006

making operating and strategic decisions and evaluating performance of the company and management as they provide meaningful supplemental information regarding the normal ongoing operations of the company and its core businesses. In addition, these non-GAAP financial measures are used by management and the board of directors to facilitate internal comparisons to the company’s historical operating results. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to the company’s historical operating results and analyzing the underlying performance of the company’s normal ongoing operations for the periods presented. Management believes that the presentation of these non-GAAP financial measures, when considered along with the company’s GAAP financial measures and the reconciliations to the corresponding GAAP financial measures, provides the reader with a more complete understanding of the factors and trends affecting the company than could be obtained absent these disclosures. It is important for the reader to note that the non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Reconciliations of these measures to their most directly comparable GAAP financial measures are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A and should be carefully evaluated by the reader.”

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3128 or William J. Cernugel, Senior Vice President and Chief Financial Officer, at (708) 450-3107.

Sincerely,

Paul W. Hoelscher

Vice President and Corporate Controller

cc:	Howard B. Bernick
William J. Cernugel